FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 10, 2005

Buhrmann NV

(Translation of Registrant’s Name Into English)

Hoogoorddreef 62

1101 BE Amsterdam ZO

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒   Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐   No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-            )

Enclosure:  Press Release dated November 10, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BUHRMANN NV

	By:	/s/ F.H.J. Koffrie
Member Executive Board

	By:	/s/ H. van der Kooij
Company Secretary

Date: November 10, 2005

Buhrmann NV

For more information:
Media Relations: +31 (0) 20 651 10 34
Investor Relations: +31 (0) 20 651 10 42
PRESS RELEASE	www.buhrmann.com

Amsterdam, the Netherlands, 10 November 2005

BUHRMANN GENERATES SIGNIFICANT SALES GROWTH IN THIRD QUARTER

•                  Organic sales growth up 9%, reflecting market share gains in large account segment and success of broader product offering

•                  Organic sales growth contribution from all businesses; Corporate Express North America (+7%), Office Products Europe (+6%) and Office Products Australia (+12%)

•                  Profitability improves strongly with net profit* up 77% to EUR 29.4 million

•                  EPS increases to EUR 0.16 (Q3 2004: EUR 0.11)

FINANCIAL HIGHLIGHTS

Amounts in EUR million	Q3 2005	Q3 2004	change in EUR	change at constant rates
Net sales	1,487.9	1,345.3	10.6%	9.5%
Gross contribution	442.1	406.2	8.8%	7.6%
Operating result (EBITE)	61.8	50.7	21.9%	19.1%
Net profit *	29.4	16.6	77.1%
Net profit * per ordinary share (EPS)(in euro)	0.16	0.11	45.5%
Net result	29.5	22.4	31.7%

* Net results before changes in fair values and exceptional results (see also remarks under Basis of Presentation)

CEO’S STATEMENT

Commenting on the third quarter 2005 figures, Frans Koffrie, Buhrmann President and CEO, said: “We are pleased with our performance in the third quarter. All our businesses delivered significant sales growth. We increased our market share in the large account business, benefiting from our continuing investments in advanced logistics and eCommerce solutions, with a current annual run rate of EUR 2.3 billion in eCommerce sales. We capitalised on the success of our single source supplier concept by selling an increasingly wide selection of products to our customer base. In addition to office and computer supplies, we deliver print and forms, promotional articles, furniture, computer software but also facility and breakroom products. We expect sales from these new categories to increase significantly over the next couple of years. We also saw a second consecutive quarter of growth in the mid-market as we refocus on the more profitable, high-end customers in this segment.”

“In the third quarter, markets in North America and Australia continued to develop favourably. Although the economic environment in Europe remained challenging, our own measures to enhance sales were successful. While not significantly different from the conditions which we typically experience, we saw a certain degree of competitive and inflationary pressure in several of our markets. Building on our operational performance, we are investing in our North American organisation by implementing a further step in our back-office centralisation programme. We remain positive about prospects for sales growth in 2005 and beyond.”

THIRD QUARTER FINANCIAL PERFORMANCE

Net sales for the third quarter were EUR 1,488 million versus EUR 1,345 million in the corresponding period of 2004, an increase of 9.5% at constant rates. Organic sales growth for global office products was 9%, compared with 6% in the second and 3% in the first quarter of 2005. Total Group gross contribution improved by 7.6% at constant rates to EUR 442 million. Gross contribution as a percentage of sales declined as a result of the erosion due to re-tendering and the costs attached to new contract wins, largely offset by the positive impact of our private brands, preferred supplier and global sourcing initiatives. The percentage also reflects several mix effects, such as a further shift towards the large account segment, a strong sales performance in Germany (outpacing the average rate of overall sales growth for Europe), above-average sales growth in computer supplies and comparatively strong sales growth at ASAP Software.

As indicated previously, operating result in the third quarter was affected by investments made for future growth, particularly in North America. We also experienced some inflationary trends in a number of expense categories including higher fuel prices. Through generating profitable sales growth and an ongoing focus on cost control, we expect operating result to increase at a faster pace than the increase in gross contribution. For the third quarter, operating result (EBITE) was EUR 61.8 million, a 19.1% increase at constant rates.

Net financing costs amounted to EUR 21.3 million, of which EUR 17.0 million was cash interest, and EUR 2.8 million relates to the dividend on preference shares A. Taxes were EUR 6.0 million representing an effective tax rate of 14%. Net profit, excluding changes in fair value and exceptional results, increased by 77% to EUR 29.4 million and net results amounted to EUR 29.5 million. In the third quarter the return on capital employed (before goodwill and exceptionals) was 29.3% (2004: 24.9%). Including goodwill and exceptionals the return on capital employed was 10.7% (2004: 9.1%).

CENTRALISATION BACK-OFFICE FUNCTIONS NORTH AMERICA

As a next step in our efforts to streamline operations, drive cost efficiencies and improve service offered to customers, Corporate Express North America is centralising its local, administrative operations, such as credit and collections, and its customer care operations into a shared service operation in the Denver area. This centralisation of back-office functions will be implemented from the fourth quarter 2005 onwards.

For this project, we expect to expense a total of USD 24 million of which USD 12 million will be reported as ‘exceptional restructuring costs’ in the fourth quarter, and USD 12 million of ‘incidental costs’ will be included in ordinary results when incurred. The run rate of the savings is estimated to be USD 17 million, of which USD 10 million is expected to be achieved in 2006.

ADDITIONAL FINANCIAL INFORMATION

For the fourth quarter, gross contribution percentages for all of our office products divisions are expected to be in line with those of the third quarter. For the fourth quarter of 2005 we project cash interest expenses (i.e. including dividends on Preference Shares A) of approximately EUR 20 million. For the full year 2005, cash tax payments are estimated to be around EUR 25 million. Capital expenditure is expected to be about EUR 70 million and depreciation to be EUR 87 million. The full year cash outflow reported under ‘Other operational payments’ (from current provisions for restructuring) is now expected to be around EUR 25 million.

Conference Call

A live audio web cast of the analyst & investor conference call starting at 10 a.m. CET today can be accessed via www.buhrmann.com within the investor relations section under “Conference Calls and Presentations”. The analyst & investor presentation is also available in this section. It is also possible to listen to the proceedings of the conference call via telephone number: +31 (0)45 631 69 02.

Financial calendar

Publication of fourth quarter results 2005:	9 February 2006
Annual General Meeting of Shareholders:	13 April 2006
Publication of first quarter results 2006:	3 May 2006
Publication of second quarter results 2006:	2 August 2006

For more information
Press: Peter van Boesschoten	Analysts / investors: Carl Hoyer
Telephone: +31 (0)20 651 10 34	Telephone: +31 (0)20 651 10 42
peter.van.boesschoten@buhrmann.com	carl.hoyer@buhrmann.com

DIVISIONAL PERFORMANCE

	Global Office Products			CE North America			ASAP Software
Amounts in EUR million	Q3 2005	change in EUR	change at constant rates	Q3 2005	change in EUR	change at constant rates	Q3 2005	change in EUR	change at constant rates
Net sales	1,387.9	10.0%	8.8%	784.5	7.0%	6.4%	192.8	14.7%	15.1%
Organic growth	9%			7%			19%
Gross contribution	414.5	7.9%	6.6%	267.8	6.8%	6.2%	18.1	14.5%	14.4%
Operating result (EBITE) (1)	63.0	14.7%	12.1%	41.5	13.1%	12.1%	6.2	14.7%	14.3%
Average Capital Employed (2)	741.4	7.4%	5.8%	540.4	2.7%	1.4%	21.1	n/a	n/a
Ratios
Gross contribution / net sales	29.9%			34.1%			9.4%
EBITE / net sales	4.5%			5.3%			3.2%
EBITE / Avg. Cap. Employed	34.1%			30.7%			n/a

(1) Earnings before Interest and Tax and Exceptional results

(2) Average Capital Employed excludes goodwill and exceptionals (see also the remarks under Basis of Presentation)

CORPORATE EXPRESS NORTH AMERICA

Overall market conditions in North America remained healthy, with more people at work and a higher average spend per employee. Corporate Express North America saw another strong quarter with 7% organic sales growth. All regions and product lines improved their sales performance. The significant investments made in marketing and sales initiatives are clearly contributing to the positive sales trend. Canada had another good quarter driven by client wins and a successful product line expansion programme.

Within the large account segment, Corporate Express North America showed significant growth, building on its strong competitive position to increase its market share. The double-digit sales growth in facility supplies and the strong sales performance in furniture and promotional marketing reflect the success of our single-source supplier concept. Corporate Express North America delivered a second consecutive quarter of modest, mid-market sales growth.

September saw the launch of the main 2006 product catalogue to showcase the broad range of products and categories offered by Corporate Express North America. Containing more than 14,000 products, the catalogue includes a tighter focus on preferred suppliers and a continued expansion of private brands and facility supplies. Corporate Express North America has entered into an exclusive marketing agreement with Fesa, an office products and services company with operations in Mexico and a number of other Central and South American countries, to support Corporate Express’ global customer base.

Gross contribution amounted to EUR 267.8 million, up 6.2% at constant rates, in line with organic sales growth. Our private brands and preferred supplier initiatives progressed well. Sales of private brand products now represent 25% of the Division’s total sales compared to 18% in the third quarter of 2004.

Operating result of Corporate Express North America improved to EUR 41.5 million, an increase of 12.1% at constant rates.

ASAP SOFTWARE

ASAP Software saw an improvement on third quarter sales by 15.1% at constant rates to EUR 192.8 million. Organic growth was 19%, adjusted for the impact of the ongoing shift from invoiced sales to a commission-based agency model. The agency model has no impact on gross contribution or operating result in absolute terms.

Gross contribution amounted to EUR 18.1 million, an increase of 14.4% at constant rates. Operating result increased to EUR 6.2 million, up 14.3% at constant rates. The operating result was impacted by  the hiring of new sales people to support future growth, aimed at strengthening the company’s leading position in the provision of software licences to companies and institutions.

	OP Europe			OP Australia			Graphic Systems
Amounts in EUR million	Q3 2005	Change in EUR	change at constant rates	Q3 2005	Change in EUR	Change at constant rates	Q3 2005	Change in EUR
Net sales	223.5	5.4%	5.9%	187.0	26.0%	18.0%	100.0	19.0%
Organic growth	6%			12%			19%
Gross contribution	71.4	0.6%	1.1%	57.2	22.4%	14.6%	27.6	25.2%
Operating result (EBITE) (1)	0.3	n/a	n/a	15.1	15.7%	8.0%	1.8	n/a
Average Capital Employed (2)	120.1	(3.4)%	(3.1)%	59.8	22.5%	13.0%	111.3	(24.7)%
Ratios
Gross contribution / net sales	31.9%			30.6%			27.6%
EBITE / net sales	0.1%			8.1%			1.8%
EBITE / Avg. Cap. Employed	0.9%			101.8%			6.7%

(1) Earnings before Interest and Tax and Exceptional results (2)² Average Capital Employed excludes goodwill and exceptionals (see also the remarks under Basis of Presentation)

OFFICE PRODUCTS EUROPE

Despite challenging market conditions, Office Products Europe had another encouraging quarter, with a 6% rise in organic sales. Almost all operating companies showed growth. Corporate Express Germany and Corporate Express UK, two of the main European operations, delivered strong sales growth, mainly driven by large accounts wins and, to a lesser extent, a better mid-market performance in Germany. Most product categories showed a healthy trend and customers clearly appreciated the businesses’ product line extensions such as facility supplies, off-the-shelf furniture and print & forms management. Office Products Europe further broadened its range of computer supplies by adding products such as cables, USB sticks and hardware items. The copier business is improving, driven by good results from Veenman Netherlands. The performance of Veenman Germany is improving gradually.

Gross contribution as a percentage of sales decreased to 31.9%. The absolute amount grew with 1.1% to EUR 71.4 million. Gross contribution growth was impacted by the costs associated with re-tendering and further declines in spend by certain customers. The sales mix (increase in computer supplies) and country mix (strong sales growth in lower gross margin Germany) were contributing factors to the percentage decline. Sales of private brands remained stable at 23% of sales. Supported by effective cost control, operating result improved to EUR 0.3 million from a loss of EUR 0.1 million last year.

OFFICE PRODUCTS AUSTRALIA

Corporate Express Australia continued its strong growth in the third quarter with organic sales up 12%. This reflects Corporate Express’ steady progress in rolling out its single source supplier model, with continued expansion in new product categories underpinned by an increasing presence in the mid-market.

In the third quarter Corporate Express Australia completed three acquisitions in the packaging and office products sectors with annualised sales totalling AUD 21.3 million.

GRAPHIC SYSTEMS

Third quarter sales were EUR 100 million, an improvement of 19.0% compared to Q3 2004. Order intake remained healthy and is in line with expectations. Market conditions are still improving, albeit at a lower pace compared to previous cyclical recoveries.

By increasing Triple S sales – service, supplies and spare parts – Graphic Systems offers customers a total solution aimed at strengthening the relationship with customers and reducing the impact of the cyclicality. Triple S sales accounted for 34% of total divisional sales.

Gross contribution grew 25.2% to EUR 27.6 million compared to Q3 2004. A change in the sales mix had a minor positive effect on the gross contribution as a percentage of sales. Cost control contributed to the EUR 5 million increase in EBITE to EUR 1.8 million positive. Capital employed was also further reduced.

CORPORATE

Under ‘Corporate’, operating costs for ‘Holdings’ as well as the net surplus of the funding side of our defined benefit pension plans relating to inactive members resulted in an operating result of EUR 3.1 million negative (Q3 2004: EUR 1.0 million negative).

Total operating costs were EUR 6.3 million (Q3 2004: 4.5 million), which includes costs attached to the implementation of Sarbanes-Oxley. A net contribution of EUR 3.2 million (Q3 2004: EUR 3.5 million) was recorded for the expected return on plan assets and interest on the pension obligations, due to the surplus status of our Dutch pension fund (30 September 2005 coverage ratio: approximately 145%).

TAXES, EXCEPTIONAL ITEMS AND FAIR VALUE CHANGES

Profit taxes for the third quarter amounted to EUR 6.0 million (Q3 2004: EUR 2.8 million), reflecting an effective tax rate of 14% (excluding fair value effects, exceptional items and dividend on Preference Shares A). In the third quarter 2005, EUR 8.3 million of cash tax payments were made. For the full year 2005 these payments are expected to be around EUR 25 million.

As Buhrmann did not opt for the use of the IFRS exemptions for IAS 32 and IAS 39, fair value adjustments are also included in the income statement of 2004. The total impact of these adjustments was EUR 0.4 million positive (Q3 2004: EUR 6.6 million positive).

CASH FLOW, NET DEBT, FINANCING AND FINANCIAL COSTS

Cash flow available for financing activities (excluding interest paid and dividend on preference shares) was EUR 10.2 million negative in the third quarter. Working capital for the third quarter increased by EUR 48 million, due to a decrease of EUR 76 million of trade payables, mainly related to a structural change at ASAP Software. A combination of an early, incidental payment to a major supplier and for some other suppliers a reduction of credit terms, resulted in a higher capital employed for this business.

Average working capital as a percentage of sales (on a rolling four-quarter rolling average) was almost stable at 8.4% (Q2 2005: 8.3%).

Net interest-bearing debt increased to EUR 1,155 million at 30 September versus EUR 1,116 million at the end of the second quarter (30 September 2004: EUR 1,284 million). The increase includes a EUR 7 million translation effect due to the appreciation of the US dollar versus the euro in the third quarter 2005.

Net financing costs, excluding fair value changes, were EUR 21.7 million (Q3 2004: EUR 27.0 million). EUR 2.8 million of these costs related to the dividend on preference shares (Q3 2004: EUR 10.6 million including Preference Shares C). Cash interest was EUR 17.0 million (Q3 2004: EUR 14.3 million) and non-cash interest amounted to EUR 1.9 million (Q3 2004: EUR 2.1 million).

Interest cover (EBITDAE / cash interest excluding dividend preference shares) was 5.7 times (Q2 2005: 5.8 times). The leverage ratio (net interest-bearing debt excluding Preference Shares A and financing fees / EBITDAE) remained stable at 3.0 times.

BUHRMANN REPORTING UNDER IFRS

As of 1 January 2005, Buhrmann reports under IFRS. All comparative 2004 numbers have been restated accordingly. All IFRS 2004 and 2005 numbers are unaudited and are based on our current interpretation of IFRS. Changes in IFRS or its interpretation may result in adjustments in reported numbers. Details of accounting policies are in the IFRS annex in the Annual Report 2004.

Safe Harbour Statement

Statements included in this press release, which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management’s expectations and beliefs concerning future events impacting Buhrmann and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, currency fluctuations, the transition from Dutch GAAP to IFRS reporting and the other risks described from time to time in the Company’s filings with the US Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 14, 2005. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements. All IFRS information is unaudited containing details of the transitional adjustments required to present certain historical financial results of the Company under IFRS. Future presentation of this historical financial information may represent different results than those in this report. IFRS statements are subject to change and should be carefully considered, and it should be understood that still factors could cause forecasted and actual results to differ from these statements. These factors include, but are not limited to, changes in regulations or interpretations related to the implementation and reporting under IFRS, decisions to apply a different option of presentation permitted by IFRS, and various other factors related to the implementation of IFRS. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.

Basis of presentation

•                  With effect from 2005 Buhrmann reports under International Financial Reporting Standards (IFRS). The financial information presented, which is unaudited, is based on our current interpretation of IFRS. All comparative 2004 numbers have been restated accordingly. The financial information contained herein may be changed as the accounting standards under IFRS, including their practical implementation, become finalized. During the process of finalization, the standards, regulations or interpretations related to the implementation and reporting under IFRS, among other things, may be changed, which may affect the financial information contained herein. In addition, we may in the future decide to apply a different presentation method as permitted by IFRS, which may also change the financial information contained herein.  Details of IFRS-based accounting principles and conversion from accounting principles generally accepted in the Netherlands (Dutch GAAP) into IFRS are included in the IFRS annex in the Annual Report 2004. The Annual Report is available on our website, www.buhrmann.com.

•                  The concept of ‘Added value’ has been replaced by ‘Gross contribution’. The main differences are the inclusion of ‘delivery expenses’ and ‘expenses related to temporary employees’ under ‘Operating costs’, whereas previously these had been included under ‘Purchase value trade goods sold’.

Neither depreciation nor amortisation is allocated to ‘Purchase value trade goods sold’.

•                  The presentation of the cash flow statement has been adjusted to better reflect differences between cash flow from operational activities and cash flow from financing activities. Under financing activities, items such as interest payments on our debt, dividend on preference shares and other capital market transactions are incorporated.

•                  Changes in the fair value of loans and derivatives, mainly caused by the variance in currency exchange rates, are reported separately in order to give a more operationally oriented view on the results of the business.

•                  During the course of a year, certain events take place that may be viewed as part of normal business operations. These events however, may have unique characteristics that set them apart from the Company’s standard day-to-day operations. These events may be infrequent and of such a size that reporting them separately (exceptional items) provides the opportunity to give a more operationally oriented view on the results of the business. Other events, such as material restructurings impact the Group’s operations and cost structure significantly, such that reporting them separately clarifies the effect of these decisions on the results of operations

•                  Organic growth rates exclude all factors that disturb a like-for-like comparison, such as: currency exchange rate movements, acquisitions, divestments, variations in the number of working days, the change- to a commission-based model at our ASAP Software subsidiary.

•                  Non-GAAP measures: Figures are often presented before exceptional items and changes in fair value. Buhrmann regards these figures as key performance indicators increasing the transparency of the reporting.

The figures included in this report were not audited by the external accountant

CONSOLIDATED INCOME STATEMENT

	3 rd quarter		January - September
in millions of euro	2005	2004	2005	2004

Net sales	1,487.9	1,345.3	4,280.4	4,123.2
Purchase value trade goods sold	(1,045.8)	(939.1)	(2,993.7)	(2,888.7)
Gross contribution	442.1	406.2	1,286.7	1,234.4
Operating costs	(357.8)	(333.8)	(1,041.3)	(1,011.4)
Exceptional operating costs /income	—	—	(7.0)	—

Depreciation pp&e and amortisation intangibles	(22.5)	(21.8)	(64.9)	(65.6)
Operating result (EBIT)	61.8	50.7	173.6	157.5
Net financing costs *	(21.3)	(20.4)	(85.2)	(90.1)
Exceptional financing costs	—	(1.6)	(85.0)	(37.1)
Result before profit tax	40.5	28.7	3.4	30.3
Profit tax	(6.0)	(2.8)	(24.3)	1.6
Exceptional profit tax items and tax on fair value changes	(0.2)	1.4	(0.6)	20.3

Other financial results	(4.7)	(4.4)	(13.9)	(13.1)
Exceptional other financial results	—	(0.6)	4.6	2.3
Net result	29.5	22.4	(30.8)	41.4

Net result	29.5	22.4	(30.8)	41.4
Net exceptional results	—	1.6	87.4	14.3
Net result before exceptional results	29.5	23.9	56.6	55.7
Fair value changes net of tax	(0.2)	(7.4)	19.6	1.1
Net profit before changes in fair values and exceptional results	29.4	16.6	76.2	56.8

* Net financing costs
-Cash interest	(17.0)	(14.3)	(44.5)	(51.8)
-Dividend preference shares	(2.8)	(10.6)	(16.1)	(31.7)
-Non-cash interest (incl. Amortisation fees)	(1.9)	(2.1)	(5.5)	(5.6)
-Fair value changes	0.4	6.6	(19.1)	(1.0)
Net financing costs	(21.3)	(20.4)	(85.2)	(90.1)

OPERATIONAL RATIOS

	3 rd quarter		January - September
Gross contribution as a % of net sales	29.7%	30.2%	30.1%	29.9%
EBIT as a % of net sales	4.2%	3.8%	4.1%	3.8%

excluding exceptional operating costs / income (“E”)
Gross contribution as a % of net sales	29.7%	30.2%	30.1%	29.9%
EBITE as a % of net sales	4.2%	3.8%	4.2%	3.8%

EARNINGS PER SHARE (BASIC)

	3 rd quarter		January - September
in millions of euro	2005	2004	2005	2004

Average number of ordinary shares (x 1,000)	178,750	145,403	164,725	144,648

Per ordinary share (in euro)
Net result	€0.17	€0.15	€(0.19)	€0.29
Net profit before changes in fair values and exceptional results	€0.16	€0.11	€0.46	€0.39

Number of shares at balance sheet date			178,750	145,403

CONSOLIDATED CASH FLOW STATEMENT

	3 rd quarter		January - September
in millions of euro	2005	2004	2005	2004

EBIT	61.8	50.7	173.6	157.5
Depreciation pp&e and amortisation intangibles	22.5	21.8	64.9	65.6
Other adjustments for non-cash	(2.9)	1.7	2.3	0.4

- (Increase) / decrease in inventories	13.1	(18.3)	25.6	18.9
- (Increase) / decrease in trade receivables	11.7	36.8	(6.2)	32.8
- Increase / (decrease) in trade payables	(76.0)	(42.3)	(120.7)	(84.5)
- (Increase) / decrease in other receivables and liabilities	3.0	(6.9)	(4.6)	6.0
(Increase) / decrease in working capital	(48.2)	(30.7)	(105.9)	(26.9)

Pension premiums paid	(1.4)	(1.6)	(5.2)	(4.7)
Profit tax paid	(8.3)	(1.4)	(21.3)	(14.2)
Other operational payments (including restructuring)	(4.2)	(5.9)	(15.4)	(27.9)
Cash flow from operational activities	19.3	34.5	92.9	149.7
Investments in pp&e and software	(22.8)	(11.2)	(50.3)	(43.3)
Acquisitions, integration and divestments	(6.6)	(5.9)	(13.6)	(21.3)
Cash flow available for financing activities	(10.2)	17.5	28.9	85.1

Interest and dividend preference shares paid	(21.7)	(14.3)	(56.2)	(51.8)
Buy back premium Preference Shares C	0.0	0.0	(85.0)	0.0
Financing fees paid	(0.1)	(34.8)	(6.3)	(39.6)
Shares issued	(0.0)	0.0	239.3	5.1
Dividend on ordinary shares paid	0.0	0.0	(11.9)	(4.4)
Payments minority shareholders	(0.3)	0.1	(25.9)	(4.4)
Change in non-current financing	4.0	(68.8)	(209.4)	(74.9)
Cash flow from financing activities	(18.0)	(117.8)	(155.4)	(170.1)

Net cash flow (change in current financing)	(28.2)	(100.2)	(126.5)	(84.9)

FINANCIAL RATIOS

	30 September		31 December
	2005	2004	2004
Interest cover (4 quarterly rolling)
- EBITDAE / cash interest	5.7	n/a	4.7
- EBITDA / cash interest	5.5	n/a	3.0
cash interest excludes dividend preference shares

Leverage ratio
- Net-interest-bearing debt / EBITDAE	3.0	n/a	2.2
- Net-interest-bearing debt / EBITDA	3.1	n/a	2.2
Net-interest-bearing debt excludes preference shares and financing fees

Solvency:
- Group equity in % of total assets	39%	32%	31%
- Net-interest-bearing debt in % of group equity	76%	106%	97%

CONSOLIDATED BALANCE SHEET

	30 September		31 December
in millions of euro	2005	2004	2004

Non-current assets
Goodwill	1,476.2	1,415.7	1,322.3
Property, plant & equipment and intangible assets (software)	338.9	348.7	321.9
Pre-paid pensions, deferred tax and other non-current assets	584.7	619.6	545.9
Total non-current assets	2,399.7	2,384.0	2,190.0

Current assets
Inventories	422.6	382.8	403.0
Trade receivable	821.8	753.6	754.3
Other receivables	199.4	180.5	179.1
Cash *	41.4	56.9	154.0
Total current assets	1,485.1	1,373.8	1,490.3

Total assets	3,884.8	3,757.8	3,680.4

Group equity
Shareholders’ equity	1,451.7	1,149.1	1,097.6
Minority interest	59.8	57.3	55.8
Group equity	1,511.5	1,206.4	1,153.4

Non-current liabilities
Preference shares and loans *	1,131.4	1,307.1	1,227.8
Deferred tax, pension obligations, derivatives and provisions	235.2	322.1	275.1
Total non-current liabilities	1,366.7	1,629.2	1,503.0

Current liabilities
Loans and bank overdrafts *	65.4	33.4	39.5
Trade payables	604.7	569.4	673.1
Other liabilities	336.5	319.5	311.4
Total current liabilities	1,006.6	922.2	1,024.0

Total equity and liabilities	3,884.8	3,757.8	3,680.4

Working capital	524.2	457.1	388.4
Capital employed	2,330.9	2,214.9	2,025.6
Net-interest-bearing	1,155.4	1,283.6	1,113.4

*) these are components of net-interest-bearing debt

EQUITY RECONCILIATION

	30 September		31 December
in millions of euro	2005	2004	2004

Shareholders’ equity at the start of the reporting period	1,098	1,436	1,436
Conversion to IFRS	—	(346)	(346)
Net result year to date	(31)	41	88
Dividend ordinary shares	12)	—	(4)
Net proceeds issue ordinary shares	237	—	5
Repurchase shares	(10)	—	—
Interest hedges	3	—	1
Share-based payments	5	4	6
Translation differences	162	14	(87)
Shareholders’ equity at the end of the reporting period	1,452	1,149	1,098

FIGURES PER DIVISION

NET SALES

	3 rd quarter		January - September
in millions of euro	2005	2004	2005	2004

-Corporate Express NA	784.5	732.8	2,236.5	2,176.0
-ASAP Software	192.8	168.0	550.0	560.8
Office Products North America	977.3	900.9	2,786.5	2,736.7
Office Products Europe	223.5	212.0	692.0	671.5
Office Products Australia	187.0	148.4	514.8	435.6
Global Office Products	1,387.9	1,261.3	3,993.3	3,843.8
Graphic Systems	100.0	84.0	287.2	279.3
Buhrmann	1,487.9	1,345.3	4,280.4	4,123.2

ORGANIC GROWTH OF SALES

	3 rd quarter		January - September
	2005	2004*	2005	2004*

-Corporate Express NA	7%	n/a	5%	n/a
-ASAP Software	19%	n/a	7%	n/a
Office Products North America	9%	3%	6%	2%
Office Products Europe	6%	n/a	4%	n/a
Office Products Australia	12%	n/a	10%	n/a
Global Office Products	9%	2%	6%	1%
Graphic Systems	19%	(7)%	5%	3%
Buhrmann	9%	1%	6%	1%

* Based on Dutch GAAP

Gross contribution

	3 rd quarter		January - September
in millions of euro	2005	2004	2005	2004

-Corporate Express NA	267.8	250.7	766.4	741.3
-ASAP Software	18.1	15.8	55.8	53.1
Office Products North America	285.9	266.5	822.2	794.4
Office Products Europe	71.4	70.9	224.7	224.4
Office Products Australia	57.2	46.8	157.8	140.4
Global Office Products	414.5	384.2	1,204.7	1,159.2
Graphic Systems	27.6	22.0	82.1	75.2
Buhrmann	442.1	406.2	1,286.7	1,234.4

Gross contribution as a % of NET SALES

	3 rd quarter		January - September
	2005	2004	2005	2004

-Corporate Express NA	34.1%	34.2%	34.3%	34.1%
-ASAP Software	9.4%	9.4%	10.1%	9.5%
Office Products North America	29.3%	29.6%	29.5%	29.0%
Office Products Europe	31.9%	33.5%	32.5%	33.4%
Office Products Australia	30.6%	31.5%	30.6%	32.2%
Global Office Products	29.9%	30.5%	30.2%	30.2%
Graphic Systems	27.6%	26.2%	28.6%	26.9%
Buhrmann	29.7%	30.2%	30.1%	29.9%

OPERATING RESULT (EBITE/EBIT)

	3 rd quarter		January - September
in millions of euro	2005	2004	2005	2004

-Corporate Express NA	41.5	36.6	117.2	109.3
-ASAP Software	6.2	5.4	22.1	20.8
Office Products North America	47.6	42.0	139.3	130.0
Office Products Europe	0.3	(0.1)	2.0	(1.4)
Office Products Australia	15.1	13.1	43.1	39.7
Global Office Products	63.0	54.9	184.4	168.4
Graphic Systems	1.8	(3.3)	3.0	(6.3)
Corporate	(3.1)	(1.0)	(6.9)	(4.6)
EBITE	61.8	50.7	180.6	157.5
Exceptional operating results	—	—	(7.0)	—
EBIT	61.8	50.7	173.6	157.5

OPERATING RESULT (EBITE) as a % of NET SALES (ROS in %)

	3 rd quarter		January - September
	2005	2004	2005	2004

-Corporate Express NA	5.3%	5.0%	5.2%	5.0%
-ASAP Software	3.2%	3.2%	4.0%	3.7%
Office Products North America	4.9%	4.7%	5.0%	4.8%
Office Products Europe	0.1%	(0.1)%	0.3%	(0.2)%
Office Products Australia	8.1%	8.8%	8.4%	9.1%
Global Office Products	4.5%	4.4%	4.6%	4.4%
Graphic Systems	1.8%	(3.9)%	1.1%	(2.3)%
Corporate	(0.2)%	(0.1)%	(0.2)%	(0.1)%
Buhrmann	4.2%	3.8%	4.2%	3.8%

AVERAGE CAPITAL EMPLOYED

	3 rd quarter		January - September
in millions of euro	2005	2004	2005	2004

-Corporate Express NA	540.4	526.2	523.6	548.5
-ASAP Software	21.1	(8.9)	15.0	(9.6)
Office Products North America	561.5	517.3	538.6	538.9
Office Products Europe	120.1	124.3	118.3	128.1
Office Products Australia	59.8	48.8	58.1	50.1
Global Office Products	741.4	690.4	715.0	717.1
Graphic Systems	111.3	147.8	118.5	154.9
Corporate	(7.1)	(22.2)	(9.5)	(32.1)
Buhrmann, excluding goodwill	845.6	816.0	824.0	839.9
Goodwill	1,455.0	1,416.9	1,402.7	1,420.7
Buhrmann, including goodwill	2,300.5	2,233.0	2,226.7	2,260.7

OPERATING RESULT (EBITE) as a % of AVG CAP. EMPLOYED (ROCE in %)

	3 rd quarter		January - September
	2005	2004	2005	2004

-Corporate Express NA	30.7%	27.9%	29.9%	26.6%
-ASAP Software	n/a	n/a	n/a	n/a
Office Products North America	33.9%	32.5%	34.5%	32.2%
Office Products Europe	0.9%	(0.4)%	2.3%	(1.4)%
Office Products Australia	101.8%	107.3%	99.5%	106.0%
Global Office Products	34.1%	31.9%	34.5%	31.3%
Graphic Systems	6.7%	(8.9)%	3.5%	(5.4)%
Buhrmann, excluding goodwill and exceptionals	29.3%	24.9%	29.3%	25.0%
Buhrmann, including goodwill and excluding exceptionals	10.7%	9.1%	10.4%	9.3%

NUMBER OF EMPLOYEES

	30 September		31 December
in number of FTE’s	2005	2004	2004

-Corporate Express NA	9,929	9,977	10,083
-ASAP Software	538	446	461
Office Products North America	10,467	10,423	10,544
Office Products Europe	3,646	3,826	3,815
Office Products Australia	2,416	2,174	2,200
Global Office Products	16,528	16,423	16,559
Graphic Systems	967	1,056	1,002
Corporate	68	70	69
Buhrmann	17,563	17,549	17,630

EXCHANGE RATES

	3 rd quarter		January - September
	2005	2004	2005	2004
Euro versus US$, average rate	1.22	1.22	1.22	1.22
Euro versus US$, end rate	1.20	1.24	1.20	1.24
Euro versus Aus$, average rate	1.61	1.72	1.61	1.72
Euro versus Aus$, end rate	1.58	1.72	1.58	1.72